Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 9 - 2007

April 4, 2007
FOR IMMEDIATE RELEASE

Pursuant to the Company’s Incentive Stock Option Plans, incentive stock options have been granted to directors, officers and employees for the purchase of 1.9 million common shares at a price of $4.10 per share, vesting over a five year period.  Taking into account this allocation, the Company currently has a total of 5.2 million common shares granted pursuant to its Stock Option Plans, representing 3.6% of the Company’s current outstanding share capital.

For further information, contact

David Hall, President and Chief Executive Officer Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian S. Walton, Executive Vice-President and Chief Financial Officer Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com